                                                                    EXHIBIT 99.2





                               LIGGETT GROUP INC.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 1999

                               LIGGETT GROUP INC.

                                    INDEX TO
                              FINANCIAL STATEMENTS




                                                                                PAGE
                                                                                ----

FINANCIAL STATEMENTS
    Report of Independent Certified Public Accountants.......................... 2
    Consolidated Balance Sheets as of December 31, 1999 and 1998................ 3
    Consolidated Statements of Operations for the years ended December 31,
        1999, 1998 and 1997..................................................... 5
    Consolidated Statements of Stockholder's Equity (Deficit) for the years ended December 31, 1999, 1998 and 1997.................................. 6
    Consolidated Statements of Cash Flows for the years ended December 31,
        1999, 1998 and 1997..................................................... 7
    Notes to Consolidated Financial Statements.................................. 8

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and the
Stockholder of Liggett Group Inc.


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows present fairly, in all material respects, the financial position of Liggett Group Inc. (the "Company") at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP

Miami, Florida
March 30, 2000

                               LIGGETT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)


                                                                                   December 31,
                                                                         ------------------------------
                                                                          1999                    1998
                                                                          ----                    ----

                                     ASSETS

Current assets:
     Cash and cash equivalents. . . . . . . . . . . . . . . . . .         $  2,959            $     --
     Accounts receivable:
         Trade, less allowances of $1,002 and $1,686,
          respectively . . . . . . . . . . . . . . . . . . . . . .           7,228               14,510
         Other . . . . . . . . . . . . . . . . . . . . . . . . . .           1,568                  821

     Inventories . . . . . . . . . . . . . . . . . . . . . . . . .          27,119               25,974

     Other current assets. . . . . . . . . . . . . . . . . . . . .          42,656               10,561
                                                                          --------              -------

             Total current assets. . . . . . . . . . . . . . . . .          81,530               51,866

Property, plant and equipment, at cost, less accumulated
    depreciation of $33,924 and $30,893, respectively. . . . . . .          29,668               16,195

Other assets . . . . . . . . . . . . . . . . . . . . . . . . . . .           1,702                6,662
                                                                          --------              -------

              Total assets . . . . . . . . . . . . . . . . . . . .        $112,900              $74,723
                                                                          ========              =======



                                   (continued)

                               LIGGETT GROUP INC.

                             (Dollars in thousands)


                                                                                  December 31,
                                                                                  ------------
                                                                            1999               1998
                                                                            ----               ----

                           LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
     Current maturities of long-term debt  . . . . . . . . . . . .        $  1,074         $          -
     Cash overdraft  . . . . . . . . . . . . . . . . . . . . . . .               -                   63
     Accounts payable, principally trade . . . . . . . . . . . . .           2,575                3,206
     Accrued expenses:
        Promotional  . . . . . . . . . . . . . . . . . . . . . . .          22,473               23,760
        Income taxes . . . . . . . . . . . . . . . . . . . . . . .               -                  115
        Other taxes, principally excise taxes . . . . . . . . . .              225                3,397
        Estimated allowance for sales returns . . . . . . . . . .            4,190                7,100
        Settlement accruals . . . . . . . . . . . . . . . . . . .            2,005                1,120
        Proceeds received for options . . . . . . . . . . . . . .                -              150,000
        Other . . . . . . . . . . . . . . . . . . . . . . . . . .           16,675               10,709
                                                                          --------            ---------

            Total current liabilities . . . . . . . . . . . . . .           49,217              199,470

Long-term debt, less current maturities . . . . . . . . . . . . .            8,198                2,538

Non-current employee benefits . . . . . . . . . . . . . . . . . .           11,966               10,902

Other long-term liabilities . . . . . . . . . . . . . . . . . . .            9,738                6,999

Commitments and contingencies (Note 12)

Stockholder's equity (deficit):
     Redeemable preferred stock (par value $1.00 per share; authorized 1,000 shares; no shares issued and out-standing)
     Common stock (par value $0.10 per share; authorized 2,000 shares; issued and outstanding 1,000 shares)
       and contributed capital . . . . . . . . . . . . . . . . . .          60,002               57,380
     Accumulated deficit . . . . . . . . . . . . . . . . . . . . .         (26,221)            (202,566)
                                                                          --------            ---------

             Total stockholder's equity (deficit). . . . . . . . .          33,781             (145,186)
                                                                          --------            ---------

             Total liabilities and stockholder's equity (deficit)         $112,900            $  74,723
                                                                          ========            =========


                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             (Dollars in thousands)


                                                                               Year Ended December 31,
                                                                               -----------------------
                                                           1999                1998               1997
                                                           ----                ----               ----

Net sales* . . . . . . . . . . . . . . . . . . . . .     $422,748            $347,129           $312,268
Cost of sales* . . . . . . . . . . . . . . . . . . .      111,784             129,287            139,310
                                                         --------           ---------           --------

         Gross profit  . . . . . . . . . . . . . . .      310,964             217,842            172,958

Selling, general and administrative expenses excluding
non-cash stock-based expense                . . .  .      232,393             177,900            151,186
Settlement charges . . . . . . . . . . . . . . . . .       (1,051)            (14,928)            16,527
Non-cash stock-based expense . . . . . . . . . . . .        2,622                 488                  -
Restructuring  . . . . . . . . . . . . . . . . . . .          300                   -              1,557
                                                         --------           ---------           --------

          Operating income . . . . . . . . . . . . .       76,700              54,422              3,688

Other income (expense):
    Interest income. . . . . . . . . . . . . . . . .          348                 449                 60
    Interest expense . . . . . . . . . . . . . . . .       (1,444)            (26,342)           (23,755)
    Equity in income of affiliates . . . . . . . . .            -                   -                498
    Sale of assets . . . . . . . . . . . . . . . . .          260                 764              1,017
    Gain on brand transaction  . . . . . . . . . . .      294,078                   -                  -
    Miscellaneous, net . . . . . . . . . . . . . . .           28                   3              1,735
                                                         --------           ---------           --------

          Income (loss) before income taxes. . . . .      369,970              29,296            (16,757)

Income tax provision (benefit) . . . . . . . . . . .      139,225             (11,213)                 -
                                                         --------           ---------           --------

          Net income (loss). . . . . . . . . . . . .     $230,745           $  40,509           $(16,757)
                                                         ========           =========           ========

*Net sales and cost of sales include federal excise taxes of $59,013, $69,200 and $75,316 respectively.




                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                  STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)

                             (Dollars in thousands)


                                                            Common                                 Total
                                                           Stock and                           Stockholder's
                                                          Contributed         Accumulated          Equity
                                                            Capital            Deficit            (Deficit)
                                                          -----------         -----------      -------------

Balance at December 31, 1996 . . . . . . . . . . .            $49,840        $(226,318)        $(176,478)

   Net loss. . . . . . . . . . . . . . . . . . . .                  -          (16,757)          (16,757)
   Sale of equipment to affiliate. . . . . . . . .              2,578                -             2,578
   Excess of investment over cost basis of
       net assets acquired from indirect parent. .             (2,200)               -            (2,200)
                                                              -------        ---------         ---------

Balance at December 31, 1997. . . . . . . . . . . .            50,218         (243,075)         (192,857)

   Net income. . . . . . . . . . . . . . . . . . .                  -           40,509            40,509
   Capital contribution received. . . . . . . . . .             4,224                -             4,224
   Effectiveness fee on debt. . . . . . . . . . . .             4,105                -             4,105
   Transfer of ownership interest in an affiliate.             (1,167)               -            (1,167)
                                                              -------        ---------         ---------

Balance at December 31, 1998  . . . . . . . . . . .            57,380         (202,566)         (145,186)

   Net income . . . . . . . . . . . . . . . . . . .                 -          230,745           230,745
   Accretion of capital contribution  . . . . . . .             2,622                -             2,622
   Distribution and other payments . . . . . . . .                  -          (54,400)          (54,400)
                                                              -------        ---------         ---------


Balance at December 31, 1999. . . . . . . . . . . .           $60,002        $ (26,221)        $  33,781
                                                              =======        =========         =========





                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                                                Year Ended December 31,
                                                                                -----------------------
                                                                        1999            1998           1997
                                                                        ----            ----           ----
Cash flows from operating activities:
    Net income (loss).  . . . . . . . . . . . . . . . . . . . .       $ 230,745        $ 40,509     $ (16,757)
    Adjustments to reconcile net income (loss) to net cash
        (used in) provided by
        operating activities:
      Gain on brand transaction . . . . . . . . . . . . . . . .        (294,078)             --            --
      Depreciation and amortization . . . . . . . . . . . . . .           2,878           6,678         7,025
      Deferred income taxes . . . . . . . . . . . . . . . . . .           2,879         (11,587)            -
      Gain on sale of property, plant and equipment . . . . . .            (260)           (757)       (1,017)
      Gain on retirement of notes . . . . . . . . . . . . . . .               -               -        (2,963)
      Effectiveness fee on debt . . . . . . . . . . . . . . . .               -           4,105             -
      Non-cash stock-based expense. . . . . . . . . . . . . . .           2,622           4,224             -
      Deferred finance charges and  debt discount
         written off. . . . . . . . . . . . . . . . . . . . . .               -             558           130
      Equity in income of affiliate.. . . . . . . . . . . . . .               -               -          (498)
    Changes in assets and liabilities:
         Accounts receivable. . . . . . . . . . . . . . . . . .           6,535          (5,016)        9,745
         Inventories. . . . . . . . . . . . . . . . . . . . . .          (1,145)          9,083        15,065
         Accounts payable . . . . . . . . . . . . . . . . . . .           1,237          (5,335)      (12,092)
         Accrued expenses . . . . . . . . . . . . . . . . . . .         (23,987)         (9,213)       (5,442)
         Non-current employee benefits. . . . . . . . . . . . .           1,065            (508)         (172)
         Other, net . . . . . . . . . . . . . . . . . . . . . .          (6,274)        (15,405)       11,878
                                                                     ----------      ----------     ---------
             Net cash (used in) provided by operating
                activities  . . . . . . . . . . . . . . . . . .         (77,783)         17,336         4,902
                                                                     ----------      ----------     ---------
Cash flows from investing activities:
    Proceeds received for options . . . . . . . . . . . . . . .               -         150,000             -
    Proceeds from brand transaction . . . . . . . . . . . . . .         145,000               -             -
    Proceeds from sale of property, plant and equipment . . . .             903           1,159         1,494
    Proceeds from sale of equipment to an affiliate . . . . . .               -               -         3,000
    Capital expenditures  . . . . . . . . . . . . . . . . . . .         (17,432)         (1,859)       (2,462)
    Investment in affiliates  . . . . . . . . . . . . . . . . .               -               -        (2,200)
                                                                     ----------      ----------     ---------
            Net cash provided by (used in) investing
               activities . . . . . . . . . . . . . . . . . . .         128,471         149,300          (168)
                                                                     ----------      ----------     ---------
Cash flows from financing activities:
    Repayments of note payable  . . . . . . . . . . . . . . . .            (268)       (144,919)       (4,775)
    Issuance of note payable  . . . . . . . . . . . . . . . . .           9,540               -             -
    Borrowings under revolving credit facility  . . . . . . . .         329,228         266,404       278,442
    Repayments under revolving credit facility. . . . . . . . .        (331,766)       (287,293)     (279,286)
    Distributions and other payments  . . . . . . . . . . . . .         (54,400)             -              -
    (Decrease) increase in cash overdraft . . . . . . . . . . .             (63)           (828)          885
                                                                     ----------      ----------     ---------
            Net cash used in financing activities . . . . . . .         (47,729)       (166,636)       (4,734)
                                                                     ----------      ----------     ---------
Net change in cash and cash equivalents . . . . . . . . . . . .           2,959               -             -
Cash and cash equivalents:
    Beginning of period . . . . . . . . . . . . . . . . . . . .               -               -             -
                                                                     ----------      ----------     ---------
    End of period . . . . . . . . . . . . . . . . . . . . . . .      $    2,959      $        -     $       -
                                                                     ==========      ==========     =========
Supplemental cash flow information: Cash payments during the period for:
        Interest  . . . . . . . . . . . . . . . . . . . . . . .      $      796      $   29,528     $  23,491
        Income taxes  . . . . . . . . . . . . . . . . . . . . .      $    1,049      $      163     $     162



                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                   Notes to Consolidated Financial Statements

                (Dollars in thousands, except per share amounts)


1.       Basis of Presentation

Liggett Group Inc. ("Liggett" or the "Company") is a wholly-owned subsidiary of Brooke Group Holding Inc. ("Brooke Group Holding"). Brooke Group Holding is a wholly-owned subsidiary of BGLS Inc. ("BGLS"), all of whose capital is owned by Brooke Group Ltd. ("Brooke"). Liggett is engaged primarily in the manufacture and sale of cigarettes, principally in the United States. Certain management and administrative functions are performed by affiliates (see Note 13).


2.       Summary of Significant Accounting Policies

a.       Principles of Consolidation

The consolidated financial statements include the accounts of Liggett and its wholly-owned subsidiaries, Eve Holdings Inc. ("Eve"), Epic Holdings Inc. ("Epic"), 100 Maple Lane LLC ("Maple Lane"), Cigarette Exporting Company of America Ltd. ("CECOA") and Carolina Tobacco Express Company ("CTEC"). Intercompany accounts and transactions have been eliminated. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

b.       Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1999 and 1998 and the reported amounts of revenues and expenses during the three year period ended December 31, 1999. Significant estimates subject to material changes in the near term include deferred tax assets, allowance for doubtful accounts, promotional accruals, sales returns and allowances, actuarial assumptions of pension plans and litigation and defense costs. Actual results could differ from those estimates.

Changes in Accounting Estimates. As a consequence of litigation settlements. Liggett charged approximately $16,421 to operations in the fourth quarter of 1997. As a result of Liggett's participation in the Master Settlement Agreement (see Note 12), net charges accrued for the prior settlements were reversed in 1999 and 1998.

c.       Per Share Data

All of the Company's common shares (1,000 shares, issued and outstanding for all periods presented herein) are owned by Brooke Group Holding. Accordingly, earnings and dividends per share data are not presented in these consolidated financial statements.

d.       Inventories

Inventories are valued at the lower of cost (LIFO) or market. Although portions of leaf tobacco inventories may not be used or sold within one year because of the time required for aging, they are included in current assets, which is common practice in the industry. It is not practicable to determine the amount that will not be used or sold within one year.

e.       Property, Plant and Equipment

Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the respective assets which are twenty years for buildings and four to ten years for machinery and equipment.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property, plant and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations.

The Company is required to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Accordingly, when indicators of impairment are present, the Company evaluates the carrying value of property, plant and equipment and intangibles in relation to the operating performance and estimates of future discounted cash flows of the underlying business.

f.       Trademarks

Trademarks are amortized using the straight-line method over twelve years. Amortization expense for the years ended December 31, 1999, 1998 and 1997 amounted to $30, $1,419 and $1,723, respectively. Management periodically reviews the carrying value of trademarks to determine whether asset values are impaired.

g.       Revenue Recognition

Revenue from sales is recognized upon the shipment of finished goods to customers. The Company provides for expected sales returns, net of related inventory cost recoveries. As Liggett does not have any other lines of business, the Company's financial position and its results of operations could be materially adversely affected by significant unit sales volume declines, litigation and defense costs, increased tobacco costs or reductions in the selling price of cigarettes.

h.       Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses were $67,011, $44,540 and $40,534 for the years ended December 31, 1999, 1998 and 1997, respectively.

i.       Employee Benefits

The Company sponsors self-insured health and dental insurance plans for all eligible employees. As a result, the expense recorded for such benefits involves an estimate of unpaid claims as of December 31, 1999 and 1998 which are subject to significant fluctuations in the near term.

BGLS maintains defined benefit retirement plans for substantially all of the Company's employees. The Company records as an expense the portion of BGLS' annual funding requirements applicable to the Company.

The Company sponsors a postretirement benefit plan and records an actuarially determined liability and charges operations for the estimated cost of postretirement benefits for current employees and retirees.

j.       Income Taxes

Deferred taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes as well as tax credit carryforwards and loss carryforwards. These deferred taxes are measured by applying currently enacted tax rates. A valuation allowance reduces deferred tax assets when it is deemed more likely than not that future taxable income will be insufficient to realize some portion or all of the deferred tax assets.

k.       Legal Costs

The Company's accounting policy is to accrue legal and other costs related to contingencies as services are performed.

l.       Fair Value of Financial Instruments

The carrying amount of borrowings outstanding under the revolving credit facility and other long-term debt is a reasonable estimate of fair value, based upon estimated current borrowing rates for loans with similar terms and maturities. The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.


3.       Philip Morris Brand Transactions

In November 1998, Liggett and Brooke granted Philip Morris Incorporated options to purchase interests in Trademarks LLC which holds three cigarette brands, L&M, Chesterfield and Lark, formerly held by Liggett's subsidiary, Eve.

Under the terms of the Philip Morris agreements, Eve contributed the three brands to Trademarks, a newly-formed limited liability company, in exchange for 100% of two classes of Trademarks' interests, the Class A Voting Interest and the Class B Redeemable Nonvoting Interest. Philip Morris acquired two options to purchase the interests from Eve. In December 1998, Philip Morris paid Eve a total of $150,000 for the options, $5,000 for the option for the Class A interest and $145,000 for the option for the Class B interest. Liggett used the payments to fund the redemption of Liggett's Senior Secured Notes on December 28, 1998.

The Class A option entitled Philip Morris to purchase the Class A interest for $10,100. On March 19, 1999, Philip Morris exercised the Class A option, and the closing occurred on May 24, 1999.

The Class B option entitles Philip Morris to purchase the Class B interest for $139,900. The Class B option will be exercisable during the 90-day period beginning on December 2, 2008, with Philip Morris being entitled to extend the 90-day period for up to an additional six months under certain circumstances. The Class B interest will also be redeemable by Trademarks for $139,900 during the same period the Class B option may be exercised.

On May 24, 1999, Trademarks borrowed $134,900 from a lending institution. The loan is guaranteed by Eve and collateralized by a pledge by Trademarks of the three brands and Trademarks' interest in the trademark license agreement (discussed below) and by a pledge by Eve of its Class B interest. In connection with the closing of the Class A option, Trademarks distributed the loan proceeds to Eve as the holder of the Class B interest. The cash exercise price of the Class B option and Trademarks' redemption price were reduced by the amount distributed to Eve. Upon Philip Morris' exercise of the Class B option or Trademarks' exercise of its redemption right, Philip Morris or Trademarks, as relevant, will be required to obtain Eve's release from its guaranty. The Class B interest will be entitled to a guaranteed payment of $500 each year with the Class A interest allocated all remaining income or loss of Trademarks.

Trademarks has granted Philip Morris an exclusive license of the three brands for an 11-year term expiring May 24, 2010 at an annual royalty based on sales of cigarettes under the brands, subject to a minimum annual royalty payment equal to the annual debt service obligation on the loan plus $1,000.

If Philip Morris fails to exercise the Class B option, Eve will have an option to put its Class B interest to Philip Morris, or Philip Morris' designees, at a put price that is $5,000 less than the exercise price of the

Class B option (and includes Philip Morris' obtaining Eve's release from its loan guarantee). The Eve put option is exercisable at any time during the 90-day period beginning March 2, 2010.

If the Class B option, Trademarks' redemption right and the Eve put option expire unexercised, the holder of the Class B interest will be entitled to convert the Class B interest, at its election, into a Class A interest with the same rights to share in future profits and losses, the same voting power and the same claim to capital as the entire existing outstanding Class A interest, i.e., a 50% interest in Trademarks.

         The $150,000 in proceeds received from the sale of the Class A and B options was presented as a liability on the consolidated balance sheet until the closing of the exercise of the Class A option and the distribution of the loan proceeds on May 24, 1999. Upon closing, Philip Morris obtained control of Trademarks and the Company recognized a gain of $294,078 in its consolidated financial statements to the extent of the total cash proceeds received from the payment of the option fees, the exercise of the Class A option and the distribution of the loan proceeds.


4.       Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade receivables.

Liggett's customers are primarily candy and tobacco distributors, the military and large grocery, drug and convenience store chains. Liggett's largest single customer accounted for approximately 30.7% in 1999, 26.9% in 1998 and approximately 19.4% of net sales in 1997. Sales to this customer were primarily in the private label discount market segment. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the remainder of the Company's customer base. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates.


5.       Inventories

Inventories consist of the following:

                                                                          December 31,        December 31,
                                                                              1999               1998
                                                                          ------------        ------------

           Leaf tobacco . . . . . . . . . . . . . . . . . . . .            $  6,871             $10,796
           Other raw materials. . . . . . . . . . . . . . . . .               1,841               1,741
           Work-in-process. . . . . . . . . . . . . . . . . . .               2,583               1,828
           Finished goods . . . . . . . . . . . . . . . . . . .              17,461              12,231
           Replacement parts and supplies . . . . . . . . . . .               2,179               3,150
                                                                            -------             -------

           Inventories at current cost  . . . . . . . . . . . .              30,935              29,746

           LIFO adjustment. . . . . . . . . . . . . . . . . . .              (3,816)             (3,772)
                                                                            -------             -------

           Inventories at LIFO cost. . . . . . . . . . . . . . .            $27,119             $25,974
                                                                            =======             =======

The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. Liggett had leaf tobacco purchase commitments of approximately $3,679 at December 31, 1999.

6.       Sale of Assets

In November 1998 Liggett and Brooke sold options to Philip Morris to purchase interests in Trademarks. (See Note 3.)

In March 1997 the Company sold to Blue Devil Ventures, a North Carolina limited liability partnership, surplus realty for $2,200. The Company recognized a gain of $1,147 net of costs required to prepare the properties for sale and selling costs. (See Note 13 for sales to affiliates.)


7.       Property, Plant and Equipment

Property, plant and equipment consists of the following:

                                                                         December 31,       December 31,
                                                                             1999               1998
                                                                         ------------       ------------

           Land and improvements. . . . . . . . . . . . . . . .            $   415           $    412
           Buildings  . . . . . . . . . . . . . . . . . . . . .              5,852              5,823
           Construction in progress . . . . . . . . . . . . . .             10,342                926
           Machinery and equipment  . . . . . . . . . . . . . .             46,983             39,927
                                                                           -------           --------

           Property, plant and equipment  . . . . . . . . . . .             63,592             47,088

           Less accumulated depreciation  . . . . . . . . . . .            (33,924)           (30,893)
                                                                           -------           --------

           Property, plant and equipment, net . . . . . . . . .            $29,668           $ 16,195
                                                                           =======           ========

In January 1999, Liggett purchased equipment for $5,750 and borrowed $4,500 to fund the purchase from a third party. The loan, which is collateralized by the equipment, is payable in 60 monthly installments of $56 including annual interest of 7.67% with a final payment of $2,550.

In November 1999, Maple Lane, a newly formed entity owned by Liggett, purchased an industrial facility in Mebane, North Carolina for $8,400. Liggett plans to relocate its manufacturing operations to this facility in late 2000. At December 31, 1999 approximately $9,100 of the balance of construction-in-progress related to the Mebane facility.

8.       Employee Benefits Plans

         Defined Benefit Retirement Plans

Prior to 1994, substantially all of Liggett's employees participated in two noncontributory defined benefit retirement plans sponsored by BGLS. The Company records as an expense the portion of BGLS' annual funding requirements applicable to the Company. There was no pension expense recorded in 1999, 1998 or 1997.


         Future Pension Benefits to be Funded by BGLS

Actuarial estimates of the total future minimum pension benefits to be funded by BGLS, prior to the effect of unamortized purchase accounting adjustments, are as follows:

                2000. . . . . . . . . . . . . . .      $   200
                2001. . . . . . . . . . . . . . .          200
                2002. . . . . . . . . . . . . . .          200
                2003. . . . . . . . . . . . . . .          200
                2004. . . . . . . . . . . . . . .          200
                Thereafter  . . . . . . . . . . .        2,000
                                                         -----

                          Total . . . . . . . . .       $3,000
                                                        ======

         Postretirement Medical and Life Insurance Plans

Substantially all of Liggett's employees are eligible for certain postretirement benefits if they reach retirement age while working for the Company. Effective January 1, 1995, retirees are required to fund 100% of participant medical premiums.

The components of net periodic postretirement benefit cost for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                                                        1999         1998         1997
                                                                        ----         ----         ----
      Service cost, benefits attributed to employee
           service during the year............................       $    45         $  43        $  24
      Interest cost on accumulated postretirement
           benefit obligation.................................           599           583          703
      Charge for special termination benefits.................           240             -           47
      Amortization of net gains (losses)......................           582          (284)        (193)
                                                                      ------          ----         ----

      Net periodic postretirement benefit expense.............        $1,466          $342         $581
                                                                      ======          ====         ====

The following sets forth the actuarial present value of the Accumulated Postretirement Benefit Obligation ("APBO") at December 31, 1999 and 1998 applicable to each employee group for benefits:

                                                                          1999             1998
                                                                          ----             ----

Change in benefit obligation:
     Benefit obligation at January 1..........................         $ (9,116)         $ (8,178)
     Service cost.............................................              (45)              (43)
     Interest cost............................................             (599)             (583)
     Benefits paid............................................              712               934
       Special termination benefits...........................             (240)                -
     Actuarial gains (losses).................................              192            (1,246)
                                                                       --------          --------
     Benefit obligation at December 31........................         $ (9,096)         $ (9,116)
                                                                       ========          ========

Change in plan assets:
     Contributions............................................         $    712          $    934
     Benefits paid............................................             (712)             (934)
                                                                       --------          --------
     Fair value of plan assets at December 31.................         $      -          $      -
                                                                       ========          ========
Deficit of plan assets versus benefit
         obligations at December 31...........................         $ (9,096)         $ (9,116)
     Unrecognized actuarial gains.............................           (3,236)           (2,462)
Purchase accounting valuation adjustments relating
         to income taxes......................................              745               854
                                                                       --------          --------
Postretirement liability included in the December 31
   Balance sheet..............................................         $(11,587)         $(10,724)
                                                                       ========          ========

The APBO at December 31, 1999 and 1998 was determined using discount rates of 6.75% and 7.5%, respectively, and a health care cost trend rate of 4% in 1999 and 1998. A 1% increase in the trend rate for health care costs would have increased the APBO and net periodic postretirement benefit cost by $353 and $26, respectively, for the year ended December 31, 1999. The Company does not hold any assets reserved for use in the plan.

         Profit Sharing Plans

Liggett's 401(k) plans match up to a 3% employee contribution, plus additional Company contributions of up to 6% of salary based on the achievement of Company profit objectives. The Company contributed and expensed $527, $469 and $497 to the 401(k) plans for the years ended December 31, 1999, 1998 and 1997, respectively.


9.       Income Taxes

Liggett's operations are included in the consolidated federal income tax return of its indirect parent, Brooke. Pursuant to a tax allocation agreement amended in 1999, the amounts provided as currently payable for federal and consolidated state income taxes are based on the Company's pre-tax income for financial reporting purposes. Accordingly, federal and consolidated state deferred income taxes which would normally be reflected in the accompanying financial statements are presented by Brooke.

The amounts provided for income taxes are as follows:

                                                                           Year Ended December 31,
                                                                           -----------------------
                                                                       1999         1998          1997
                                                                       ----         ----          ----
           Current:
               Federal  . . . . . . . . . . . . . . . . . . . .     $115,236       $    374     $       -
               State  . . . . . . . . . . . . . . . . . . . . .        5,075              -             -

           Deferred:
               Federal. . . . . . . . . . . . . . . . . . . . .       10,284        (11,587)            -
               State. . . . . . . . . . . . . . . . . . . . . .        8,630               -            -
                                                                    --------       --------     ---------

           Total tax provision (benefit). . . . . . . . . . . .     $139,225       $(11,213)    $       -
                                                                    ========       ========     =========

Temporary differences which give rise to a significant portion of deferred tax assets and liabilities are as follows:

                                                                   1999                          1998
                                                                   ----                          ----
                                                               Deferred Tax                    Deferred Tax
                                                         Asset           Liability        Asset        Liability
                                                         -----           ---------        -----        ---------

           Sales and product allowances. . . . . . .    $   365           $   --          $ 3,465     $       -
           Inventory . . . . . . . . . . . . . . . .        162              404              560         1,220
           Coupon accruals . . . . . . . . . . . . .        153               --            1,004             -
           Property, plant and equipment . . . . . .         --              673                -         3,695
           Employee benefit plan accruals. . . . . .      1,149               --            4,289             -
           USDA marketing assessment . . . . . . . .         93               --              471             -
           Tobacco litigation settlements. . . . . .        172               --            1,565             -
           Brand transaction . . . . . . . . . . . .         --            8,391                -             -
           Net operating loss carryforward . . . . .         51               --            5,148             -
           Valuation allowance . . . . . . . . . . .         --               --                -             -
           Reclassifications   . . . . . . . . . . .         --               --                -             -
                                                         ------           ------          -------        ------

           Total deferred taxes  . . . . . . . . . .     $2,145           $9,468          $16,502        $4,915
                                                         ======           ======          =======        ======


The Company reversed its valuation allowance against deferred tax assets in 1998, based on the weight of available evidence that it is more likely than not that its deferred tax assets will be realized.

Differences between the amounts provided for income taxes and amounts computed at the federal statutory tax rates are summarized as follows:

                                                                             Year Ended December 31,
                                                                             -----------------------
                                                                          1999       1998          1997
                                                                          ----       ----          ----

           Income (loss) before income taxes. . . . . . . . . .        $369,970     $29,296      $(16,757)
                                                                       ========    ========      ========

           Federal income tax at statutory rates. . . . . . . .         129,490     $10,253      $ (5,865)
           Increases (decreases) resulting from:
               State income tax expense (benefit) net of
                  federal income tax expense (benefit). . . . .           8,908           -             -
               Other, net . . . . . . . . . . . . . . . . . . .             827       5,008          (596)
               Change in valuation allowance. . . . . . . . . .              --     (26,474)        6,461
                                                                       --------    --------      --------

           Total tax provision (benefit). . . . . . . . . . . .        $139,225    $(11,213)     $      -
                                                                       ========    ========      ========

As of December 31, 1999, the Company had net operating loss carryforwards in various states of approximately $1,000, which expire in the years 2000 through 2012.


10.      Long-Term Debt

Long-term debt consists of the following:

                                                                               December 31,
                                                                               ------------
                                                                    1999                         1998
                                                                    ----                         ----
                                                           Estimated     Carrying    Estimated     Carrying
                                                           Fair Value      Value     Fair Value     Value

           Borrowings outstanding under revolving
               credit facility . . . . . . . . . . . . .    $      -      $    -      $2,538        $2,538
           Other . . . . . . . . . . . . . . . . . . . .       9,272       9,272           -             -
                                                            --------      ------      -------       ------
                                                               9,272       9,272        2,538        2,538

           Current portion . . . . . . . . . . . . . . .      (1,074)     (1,074)           -            -
                                                            --------       -----      -------       ------

           Amount due after one year . . . . . . . . . .    $  8,198      $8,198       $2,538       $2,538
                                                            ========      ======       ======       ======


         Senior Secured Notes

Liggett's $144,891 principal amount of Series B and Series C Senior Secured Notes were redeemed on December 28, 1998 at a price equal to 100% of the principal amount together with accrued interest. As discussed in Note 3, proceeds of $150,000 from the purchase by Philip Morris of the two options to purchase the Class A Interest and the Class B Interest in Trademarks were used to fund the redemption.

In January 1998, with the consent of the required majority of the holders of the Liggett notes, Liggett entered into various amendments to the Indenture governing the notes, which provided, among other things, for a deferral of the February 1998 mandatory redemption payment of $37,500 to the date of final maturity of the notes on February 1, 1999. In connection with the deferral, in February 1998, Brooke issued 483,002 shares of its common stock to the holders of record on January 15, 1998 of the notes. As a result of this transaction, Liggett recorded a deferred charge of $4,105 during the first quarter of 1998 reflecting the fair value of the instruments issued. This deferred charge was amortized over a period of eleven months.

               Revolving Credit Facility

Liggett has a $35,000 revolving credit facility under which $0 was outstanding at December 31, 1999. The facility is collateralized by all inventories and receivables of the Company. Availability under the facility was approximately $26,816 based upon eligible collateral at December 31, 1999. Borrowings under the facility bear interest equal to 1.0% above Philadelphia National Bank's (the indirect parent of Congress Financial Corporation, the lead lender) prime rate. At December 31, 1999, Liggett's interest rate was 9.5%. The facility requires Liggett's compliance with certain financial and other covenants including a restriction on the payment of cash dividends unless Liggett's borrowing availability under the facility for the 30-day period prior to the payment of the dividend, and after giving effect to the dividend, is at least $5,000. In addition, the facility, as amended, imposes requirements with respect to Liggett's adjusted net worth (not to fall below $8,000 as computed in accordance with the agreement) and working capital (not to fall below a deficit of $17,000 as computed in accordance with the agreement). At December 31, 1999, Liggett was in compliance with all covenants under the credit facility; Liggett's adjusted net worth was $37,597 and net working capital was $36,157 as computed in accordance with the agreement. The facility expires on March 8, 2003 subject to automatic renewal for an additional year unless a notice of termination is given by the lender at least 60 days prior to the anniversary date.

In November 1999, Maple Lane, a new company formed by Liggett to purchase the Mebane facility, borrowed $5,040 from the lender under Liggett's credit facility. The loan is payable in 59 monthly installments of $60 with a final payment of $1,500. Interest is charged at the same rate as applicable to the facility. Liggett has guaranteed the loan, and a first mortgage on the Mebane property collateralizes the Maple Lane loan and Liggett's credit facility.

            Equipment Loan

In January 1999, Liggett purchased equipment for $5,750 and borrowed $4,500 to fund the purchase from a third party. The loan, which is collateralized by the equipment and guaranteed by BGLS and Brooke, is payable in 60 monthly installments of $56 including annual interest of 7.67% with a final payment of $2,550.


11.       Operating Leases

At December 31, 1999, the Company has operating leases for building space, vehicles and computer equipment. The future minimum lease payments are as follows:

                              2000. . . . . . . . . . . . . . .      $   787
                              2001. . . . . . . . . . . . . . .          399
                              2002. . . . . . . . . . . . . . .          312
                              2003. . . . . . . . . . . . . . .          300
                              2004. . . . . . . . . . . . . . .          232
                              Thereafter  . . . . . . . . . . .          348
                                                                      ------
                                        Total . . . . . . . . .       $2,378
                                                                      ======

         Rental expense for the years ended December 31, 1999, 1998 and 1997 amounted to approximately $1,497, $2,068 and $2,919, respectively.

Rental income from leasing of office space to unrelated parties for the years ended December 31, 1999, 1998 and 1997 amounted to approximately, $557, $525, and $239, respectively.

12.      Commitments and Contingencies

SMOKING-RELATED LITIGATION:

Overview. Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct and third-party actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. These cases are reported here as though having been commenced against Liggett (without regard to whether such cases were actually commenced against Brooke Group Holding, the Company's parent or Liggett). There has been a noteworthy increase in the number of cases commenced against Liggett and the other cigarette manufacturers in recent years. The cases generally fall into the following categories: (i) smoking and health cases alleging injury brought on behalf of individual plaintiffs ("Individual Actions"); (ii) smoking and health cases alleging injury and purporting to be brought on behalf of a class of individual plaintiffs ("Class Actions"); (iii) health care cost recovery actions brought by various governmental entities ("Governmental Actions"); and (iv) health care cost recovery actions brought by third-party payors including insurance companies, union health and welfare trust funds, asbestos manufacturers and others ("Third-Party Payor Actions"). As new cases are commenced, defense costs and the risks attendant to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation and the effects of the tobacco litigation settlements discussed below is not quantifiable at this time. In 1999, Liggett incurred counsel fees and costs totaling approximately $5,733, compared to $7,828 in 1998.

Individual Actions. As of December 31, 1999, there were approximately 300 cases pending against Liggett, and in most cases the other tobacco companies, where individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to secondary smoke and seek compensatory and, in some cases, punitive damages. Of these, 85 were pending in Florida, 91 in New York, 30 in Massachusetts and 17 in Texas. The balance of the individual cases were pending in 22 states. There are five individual cases pending where Liggett is the only named defendant.

The plaintiffs' allegations of liability in those cases in which individuals seek recovery for injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, breach of special duty, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, property damage, invasion of privacy, mental anguish, emotional distress, disability, shock, indemnity and violations of deceptive trade practice laws, the Federal Racketeer Influenced and Corrupt Organization Act ("RICO"), state RICO statutes and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including, treble/multiple damages, disgorgement of profits and punitive damages. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

In February 1999, a California jury awarded $51,500 in damages to a woman who claimed lung cancer from smoking Marlboro cigarettes made by Philip Morris. The award includes $1,500 in compensatory damages and $50,000 in punitive damages. The court subsequently reduced the punitive damages award to $25,000. In March 1999, an Oregon jury awarded $80,311 in damages to the family of a deceased smoker who smoked Marlboro cigarettes made by Philip Morris. The award includes $79,500 in punitive damages. The court subsequently reduced the punitive damages award to $32,000. Philip Morris has appealed both the verdict and damage awards.

Class Actions. As of December 31, 1999, there were approximately 50 actions pending, for which either a class has been certified or plaintiffs are seeking class certification, where Liggett, among others, was a named defendant. Many of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in the Castano case (discussed below), reversed a Federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

In March 1994, an action entitled Castano, et al. v. The American Tobacco Company Inc., et al., United States District Court, Eastern District of Louisiana, was filed against Liggett and others. The class action complaint sought relief for a nationwide class of smokers based on their alleged addiction to nicotine. In February 1995, the District Court granted plaintiffs' motion for class certification (the "Class Certification Order").

In May 1996, the Court of Appeals for the Fifth Circuit reversed the Class Certification Order and instructed the District Court to dismiss the class complaint. The Fifth Circuit ruled that the District Court erred in its analysis of the class certification issues by failing to consider how variations in state law affect predominance of common questions and the superiority of the class action mechanism. The appeals panel also held that the District Court's predominance inquiry did not include consideration of how a trial on the merits in Castano would be conducted. The Fifth Circuit further ruled that the "addiction-as-injury" tort is immature and, accordingly, the District Court could not know whether common issues would be a "significant" portion of the individual trials. According to the Fifth Circuit's decision, any savings in judicial resources that class certification may bring about were speculative and would likely be overwhelmed by the procedural problems certification brings. Finally, the Fifth Circuit held that in order to make the class action manageable, the District Court would be forced to bifurcate issues in violation of the Seventh Amendment.

The extent of the impact of the Castano decision on smoking-related class action litigation is still uncertain, although the decertification of the Castano class by the Fifth Circuit may preclude other federal courts from certifying a nationwide class action for trial purposes with respect to smoking-related claims. The Castano decision has had to date, however, only limited effect with respect to courts' decisions regarding narrower smoking-related classes or class actions brought in state rather than federal court. For example, since the Fifth Circuit's ruling, courts in Louisiana (Liggett is not a defendant in this proceeding) and Maryland have certified "addiction-as-injury" class actions that covered only citizens in those states. Two class actions, Broin and Engle, were certified in state court in Florida prior to the Fifth Circuit's decision. The Castano decision has had no measurable impact on litigation brought by or on behalf of single individual claimants.

In May 1994, an action entitled Engle, et al. v. R.J. Reynolds Tobacco Company, et al., Circuit Court Eleventh Judicial Circuit, Dade County, Florida, was filed against Liggett and others. The class consists of all Florida residents and citizens, and their survivors, who have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine. In July 1998, Phase I of the trial in this action commenced. On July 7, 1999, the jury returned the Phase I verdict. The Phase I verdict concerned certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. Among other things, the jury found that smoking cigarettes causes 20 diseases or medical conditions, that cigarettes are addictive or dependence producing, defective and unreasonably dangerous, that defendants made materially false statements with the intention of misleading smokers, that defendants concealed or omitted material information concerning the health effects and/or the addictive nature of smoking cigarettes and agreed to misrepresent and conceal the health effects and/or the addictive nature of smoking cigarettes, and that defendants were negligent and engaged in extreme and outrageous conduct or acted with reckless disregard with the intent to inflict emotional distress. The jury also found that defendants' conduct "rose to a level that would permit a potential award or entitlement to punitive damages." The court decided that Phase II of the trial, which commenced November 1, 1999, will be a causation and damages trial for three of the class representatives and a punitive damages trial on a class-wide basis, before the same jury that returned the verdict in Phase I. Phase III of the trial will be conducted before separate juries to address absent class members' claims, including issues of specific causation and other individual issues regarding entitlement to compensatory damages. The defendants' motion to order the trial court to assess punitive damages on an individual basis was denied and the petition for review was also denied, without prejudice to raise the same issue on subsequent appeals.

It is unclear how the trial court's order will be implemented. The order provides that the punitive damage amount, if any, should be standard as to each class member and acknowledges that the actual size of the class will not be known until the last case has withstood appeal. The order does not address whether defendants would be required to pay the punitive damage award, if any, prior to a determination of claims of all class members, a process that could take years to conclude. In a worst case scenario, it is possible that a judgment for punitive damages could be entered in the Engle case in an amount not capable of being bonded, resulting in an execution of the judgment before it could be set aside on appeal. The Company believes that such a result would be unconstitutional and would also violate Florida laws.

Class certification motions are pending in a number of putative class actions. Classes remain certified against Liggett in Florida (Engle) and Maryland (Richardson). A number of class certification denials are on appeal.

Governmental Actions. As of December 31, 1999, there were approximately 20 Governmental Actions pending against Liggett. In these proceedings, both foreign and domestic governmental entities seek reimbursement for Medicaid and other health care expenditures. The claims asserted in these health care cost recovery actions vary. In most of these cases, plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, breach of special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

Third-Party Payor Actions. As of December 31, 1999, there were approximately 70 Third-Party Payor Actions pending against Liggett. The claims in these cases are similar to those in the Governmental Actions but have been commenced by insurance companies, union health and welfare trust funds, asbestos manufacturers and others. As of December 31, 1999, five United States Circuit Courts of Appeal had ruled that Third-Party Payors did not have standing to bring lawsuits against the tobacco companies. The United States Supreme Court recently denied a petition for writ of certiorari filed by several of the union health and welfare trust funds. However, a number of Third-Party Payor Actions, including an action brought by 24 Blue Cross/Blue Shield Plans, remain pending.

In other Third-Party Payor Actions claimants have set forth several additional theories of relief sought: funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys' fees. Nevertheless, no specific amounts are provided. It is understood that requested damages against the tobacco company defendants in these cases might be in the billions of dollars.

Federal Government Action. In September 1999, the United States government commenced litigation against Liggett and the other tobacco companies in the United States District Court for the District of Columbia. The action seeks to recover an unspecified amount of healthcare costs paid for and furnished, and to be paid for and furnished, by the Federal Government for lung cancer, heart disease, emphysema and other smoking-related illnesses allegedly caused by the fraudulent and tortious conduct of defendants, and to restrain defendants and co-conspirators from engaging in fraud and other unlawful conduct in the future, and to compel defendants to disgorge the proceeds of their unlawful conduct. The complaint alleges that such costs total more than $20,000,000 annually. The action asserts claims under three federal statutes, the Medical Care Recovery Act, the Medicare Secondary Payer provisions of the Social Security

Act and RICO. In December 1999, Liggett filed a motion to dismiss the lawsuit on numerous grounds, including that the statutes invoked by the government do not provide the basis for the relief sought.

Settlements. In March 1996, Brooke Group Holding and Liggett entered into an agreement, subject to court approval, to settle the Castano class action tobacco litigation. The Castano class was subsequently decertified by the court.

In March 1996, March 1997 and March 1998, Brooke Group Holding and Liggett entered into settlements of smoking-related litigation with the Attorneys General of 45 states and territories. The settlements released both Brooke Group Holding and Liggett from all smoking-related claims, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson Tobacco Corporation, R.J. Reynolds Tobacco Company and Lorillard Tobacco Company (collectively, the "Original Participating Manufacturers" or "OPMs") and Liggett (together with the OPMs and any other tobacco product manufacturer that becomes a signatory, the "Participating Manufacturers") entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States.

The MSA has been initially approved by trial courts in all Settling States. The MSA is subject to final judicial approval in each of the Settling States, which approval has been obtained, as of December 31, 1999, in 47 jurisdictions. If final judicial approval is not obtained in a jurisdiction by December 31, 2001, then, unless the settling defendants and the relevant jurisdiction agree otherwise, the MSA will be terminated with respect to such jurisdiction.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with the exception of signs 14 square feet or less in dimension at retail establishments that sell tobacco products; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities; and prohibits Participating Manufacturers from selling packs containing fewer than twenty cigarettes.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes requirements applicable to lobbying activities conducted on behalf of Participating Manufacturers.

Liggett has no payment obligations under the MSA unless its market share exceeds a base share of 125% of its 1997 market share, or 1.67% of total cigarettes sold in the United States. Liggett believes, based on published industry sources, that its domestic shipments accounted for 1.2% of the total cigarettes shipped in the United States during 1999. In the year following any year in which Liggett's market share does exceed the base share, Liggett will pay on each excess unit an amount equal (on a per-unit basis) to that paid during such following year by the OPMs under the annual and strategic contribution payment provisions of the MSA, subject to applicable adjustments, offsets and reductions. Under the annual and strategic contribution payment provisions of the MSA, the OPMs (and Liggett to the extent its market share exceeds the base share) will pay the following annual amounts (subject to certain adjustments):

           Year                     Amount
           ----                     ------

    2000                          $4,500,000
    2001                          $5,000,000
    2002 - 2003                   $6,500,000
    2004 - 2007                   $8,000,000
    2008 - 2017                   $8,139,000
    2018 and each                 $9,000,000
      year thereafter

These annual payments will be allocated based on relative unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

The MSA replaces Liggett's prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. In the event the MSA does not receive final judicial approval in any state or territory, Liggett's prior settlement with that state or territory, if any, will be revived.

The states of Florida, Mississippi, Texas and Minnesota, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies separate from those settlements reached previously with Liggett. Because these states' settlement agreements with Liggett provided for "most favored nation" protection for both Brooke Group Holding and Liggett, the payments due these states by Liggett (with certain possible exceptions) have been eliminated. With respect to all non-economic obligations under the previous settlements, both Brooke Group Holding and Liggett are entitled to the most favorable provisions as between the MSA and each state's respective settlement with the other major tobacco companies. Therefore, Liggett's non-economic obligations to all states and territories are now defined by the MSA.

In April 1999, a putative class action was filed on behalf of all firms that directly buy cigarettes in the United States from defendant tobacco manufacturers. The complaint alleges violation of antitrust law, based in part on the MSA. Plaintiffs seek treble damages computed as three times the difference between current prices and the price plaintiffs would have paid for cigarettes in the absence of an alleged conspiracy to restrain and monopolize trade in the domestic cigarette market, together with attorneys' fees. Plaintiffs also seek injunctive relief against certain aspects of the MSA.

In March 1997, Liggett, Brooke Group Holding and a nationwide class of individuals that allege smoking-related claims filed a mandatory class settlement agreement in an action entitled Fletcher, et al. v. Brooke Group Ltd., et al., Circuit Court of Mobile County, Alabama, where the court granted preliminary approval and preliminary certification of the class. In July 1998, Liggett, Brooke Group Holding and plaintiffs filed an amended class action settlement agreement in Fletcher which agreement was preliminarily approved by the court in December 1998. In July 1999, the court denied approval of the Fletcher class action settlement. The parties' motion for reconsideration is still pending.

The Company accrued $16,902 for the present value of the fixed payments under the March 1998 Attorneys General settlements. As a result of the Company's treatment under the MSA, $14,928 of net charges accrued for the prior settlements were reversed in 1998 and $1,051 were reversed in 1999.

Copies of the various settlement agreements are filed as exhibits to Brooke's Form 10-K and the discussion herein is qualified in its entirety by reference thereto.

Trials. In addition to the Engle case, cases currently scheduled for trial in 2000 include Third-Party Payor Actions brought by several Blue Cross/Blue Shield plans in federal court in New York (June), asbestos companies in Mississippi (September) and New York (April) and certain unions in New York (July). Also, two Individual Actions and an adequacy of warning case are currently scheduled for trial during the first six months of 2000. Trial dates, however, are subject to change.

Other Related Matters.

Management is not able to predict the outcome of the litigation pending against Liggett. Litigation is subject to many uncertainties. An unfavorable verdict has been returned in the first phase of the Engle smoking and health class action trial pending in Florida. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the Engle case. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. Management is unable to make a meaningful estimate with respect to the amount of loss that could result from an unfavorable outcome of many of the cases pending against Liggett, because the complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual's complaint against the tobacco industry pray for money damages in an amount to be determined by a jury, plus punitive damages and costs. These damage claims are typically stated as being for the minimum necessary to invoke the jurisdiction of the court. It is possible that Liggett's consolidated financial position, results of operations or cash flow could be materially adversely affected by an unfavorable outcome in any such smoking-related litigation.

Management is unaware of any material environmental conditions affecting its existing facilities. Management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Liggett.

There are several other proceedings, lawsuits and claims pending against Liggett unrelated to smoking or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect Liggett's financial position, results of operations or cash flows.


LEGISLATION AND REGULATION:

In 1993, the United States Environmental Protection Agency ("EPA") released a report on the respiratory effect of secondary smoke which concludes that secondary smoke is a known human lung carcinogen in adults and in children, causes increased respiratory tract disease and middle ear disorders and increases the severity and frequency of asthma. In June 1993, the two largest domestic cigarette manufacturers, together with other segments of the tobacco and distribution industries, commenced a lawsuit against the EPA seeking a determination that the EPA did not have the statutory authority to regulate secondary smoke, and that given the current body of scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's classification of secondary smoke was arbitrary and capricious. Whatever the outcome of this litigation, issuance of the report may encourage efforts to limit smoking in public areas. In July 1998, a federal district court vacated those sections of the report relating to lung cancer, finding that the EPA may have reached different conclusions had it complied with relevant statutory requirements. The federal government has appealed the court's ruling.

In February 1996, the United States Trade representative issued an "advance notice of rule making" concerning how tobaccos imported under a previously established tobacco rate quota ("TRQ") should be allocated. Currently, tobacco imported under the TRQ is allocated on a "first-come, first-served" basis, meaning that entry is allowed on an open basis to those first requesting entry in the quota year. Others in the cigarette industry have suggested an "end-user licensing" system under which the right to import tobacco under the quota would be initially assigned based on domestic market share. Such an approach, if adopted, could have a material adverse effect on Liggett.

In August 1996, the Food and Drug Administration (the "FDA") filed in the Federal Register a Final Rule classifying tobacco as a "drug" or "medical device", asserting jurisdiction over the manufacture and marketing of tobacco products and imposing restrictions on the sale, advertising and promotion of tobacco products. Litigation was commenced in the United States District Court for the Middle District of North Carolina challenging the legal authority of the FDA to assert such jurisdiction, as well as challenging the constitutionality of the rules. The court, after argument, granted plaintiffs' motion for summary judgment prohibiting the FDA from regulating or restricting the promotion and advertising of tobacco products and denied plaintiffs' motion for summary judgment on the issue of whether the FDA has the authority to regulate access to, and labeling of, tobacco products. The Fourth Circuit reversed the district court on appeal and in August 1998 held that the FDA cannot regulate tobacco products because Congress had not given them the authority to do so. Liggett supported the FDA Rule and began to phase in compliance with certain of the proposed FDA regulations. (See Subsequent Events.)

In August 1996, Massachusetts enacted legislation requiring tobacco companies to publish information regarding the ingredients in cigarettes and other tobacco products sold in that state. In December 1997, the United States District Court for the District of Massachusetts enjoined this legislation from going into effect on the grounds that it is preempted by federal law. In November 1999, the First Circuit affirmed this ruling. Notwithstanding the foregoing, in December 1997, Liggett began complying with this legislation by providing ingredient information to the Massachusetts Department of Public Health. Several other states have enacted, or are considering, legislation similar to that enacted in Massachusetts.

As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 34 cents, were increased at the beginning of 2000 and will rise 5 cents more in the year 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.66 per pack in a given locality in the United States. Congress has been considering significant increases in the federal excise tax or other payments from tobacco manufacturers, and the Clinton Administration's fiscal year 2001 budget proposal includes an additional increase of $.25 per pack in the federal excise tax, as well as a contingent special assessment related to youth smoking rates. Increases in other cigarette-related taxes have been proposed at the state and local level.

In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, the effects of which, at this time, Management is not able to evaluate. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

RECENT DEVELOPMENTS:

Approximately 20 purported state class action complaints have been filed on behalf of various consumers of cigarette products against the tobacco manufacturers. The complaints allege that cigarette manufacturers engaged in illegal and unethical activities since the 1940's, many conspiratorial in nature, designed to increase profits at the financial and physical expense of customers. These alleged activities include knowingly increasing the addictiveness of cigarettes through crop manipulation; downplaying the detrimental health effects of cigarette smoking; conspiring to refrain from researching and introducing "safer" cigarettes; creating false and misleading scientific research design to combat the growing scientific consensus about the lethal health effects associated with cigarettes; aggressively marketing products to children and minors in an effort to addict them to cigarettes at a young age; and systematically covering up activities to avoid regulation of products by governmental agencies. The purported class actions are brought pursuant to various state laws.

In February 2000, Liggett and plaintiffs sent correspondence to the court, in Simon v. Philip Morris et al., a putative nationwide smokers class action, indicating that Liggett and the plaintiffs are engaged in preliminary settlement discussions. There are no assurances that any settlement will be reached or that the class will ultimately be certified.

In March 2000, a California jury awarded $1,700 in compensatory damages and $20,000 in punitive damages to a former smoker and her husband. The jury found Philip Morris and R.J. Reynolds Tobacco misrepresented the health dangers of cigarettes and that they acted with malice. The defendants have stated that they intend to appeal the verdict and the damage awards.

On March 21, 2000, the United States Supreme Court ruled that the FDA does not have the power to regulate tobacco.

13.      Related Party Transactions

During the third quarter of 1998, Brooke contributed 470,000 shares of its common stock to Liggett. On August 28, 1998, Liggett transferred the 470,000 shares of Brooke common stock to members of a law firm which represents the Company and Brooke. The Company recognized charges of $1,686 related to this transaction.

On March 12, 1998, Brooke granted an option for 1,312,500 shares of Brooke's common stock to a law firm that represents Brooke and Liggett originally exercisable at $16.67 per share. The fair value of the equity instruments was estimated based on the Black-Scholes option pricing model and the following assumptions: volatility 77.6%, risk-free interest rate of 5.47%, expected life of two years and dividend rate of 0%. The Company recognized expense of $1,495 in the second quarter of 1998. On October 12, 1998, Brooke amended the option to reduce the exercise price from $16.67 per share to $5.71 per share. The initial exercise date on all 1,312,500 shares was extended to April 1, 2000, subject to earlier exercise under certain circumstances which were satisfied resulting in the option becoming excercisable in full. The expense at the intial grant date was $3,063, and the incremental expense incurred due to the modifications of grant was $2,050. At December 31, 1999, all such amounts had been expensed.
                                       25

On January 30, 1998, in connection with the restructuring of its long-term debt, Liggett agreed to transfer to Brooke (Overseas) Ltd. all of its shares of Liggett-Ducat Ltd. which were purchased from Brooke Overseas in 1996 and to cancel its option agreements to acquire additional shares of Liggett-Ducat.

On April 28, 1997, Brooke Overseas purchased excess production equipment from Liggett for $3,000. The difference of $2,578 between the sale price and the carrying value is accounted for as a credit to contributed capital.

Liggett is a party to an agreement dated February 26, 1991, as amended October 1, 1995, with Brooke to provide various management and administrative services to the Company in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in quarterly installments.

In addition, Liggett has entered into an annually renewable Corporate Services Agreement with BGLS wherein BGLS agreed to provide corporate services to the Company at an annual fee paid in monthly installments. Corporate services provided by BGLS under this agreement include the provision of administrative services related to Liggett's participation in its parent company's multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement amounted to $3,658 in 1999, $3,484 in 1998 and $3,318 in 1997.

Since before January, 1997, the Company has leased equipment from BGLS for $50 per month.

Liggett is party to a tax sharing agreement with BGLS and certain other entities pursuant to which Liggett will pay taxes at least quarterly on an estimated basis to BGLS as if it were filing a separate company tax return, except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement. At December 31, 1999, other current assets included $41,399 of non-interest bearing advances to parent which amounts are expected to be applied through future tax-sharing payments.


14.      Restructuring Charges

During 1997, the Company reduced its headcount by 108 full-time positions and recorded a $1,964 restructuring charge to operations ($407 of which was included in cost of sales) for severance programs, primarily salary continuation and related benefits for terminated employees. The Company expects to continue its cost reduction programs. Of the total restructuring recorded during 1997, $1,671 was funded during 1997, and $293 during 1998.

During 1999, the Company recorded a $300 restructuring charge for estimated costs associated with the relocation of its manufacturing operations to the new Mebane facility (see Note 7).


                                       26